

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

<u>Via E-mail</u>
Mr. Jeffrey M. Canouse
President and Chief Executive Officer
Hull Energy, Inc.
1111 Alderman Drive, Suite 210
Alpharetta, GA 30005

      Re: **Hull Energy, Inc.**
              Form 8-K
              Filed October 5, 2012
              File No. 033-30158-A

Dear Mr. Canouse:

      We note the Form 8-K filed on October 5, 2012. We also note that your EDGAR filings indicate that you are required, pursuant to the Securities Exchange Act of 1934 ("Exchange Act"), to file with the Commission annual, quarterly and current reports in accordance with applicable rules and regulations. It appears, however, that you have failed to file annual reports since the Form 10-KSB filed on April 17, 2007 and quarterly reports since the Form 10-QSB filed on November 19, 2007. Accordingly, you are delinquent in your Exchange Act filings. Within ten business days, please make all necessary filings to become current under the Exchange Act or advise us why you believe such filings are not required. If you do not believe our comment applies to your facts and circumstances or do not believe filing the delinquent reports is required, please tell us why in your response.

      Please contact Tiffany Piland at (202) 551-3589 or James Lopez at (202) 551-3536 if you have any questions.

                         Sincerely,

                         /s/ James Lopez (for)

                         John Reynolds
                         Assistant Director